SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated July 23, 2025.

Buenos Aires, July 23, 2025

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref: Credit Rating Upgrade

Our highest consideration:

We are hereby writing to you in compliance with the requirements of the Rules of the National Securities Commission (Comisión Nacional de Valores) and the respective regulations of ByMA and A3 Mercados.

On July 22, 2025, Moody’s Ratings (Moody’s) upgraded YPF S.A.’s senior unsecured notes’ ratings and senior secured notes’ ratings to “B2” from “Caa1”. The outlook remains stable.

Additionally, Moody’s upgraded YPF S.A.’s Corporate Family Rating (CFR) to “B2” from “Caa1”.

Sincerely yours,

Margarita Chun

Market Relations Manager

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 23, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer